Exhibit 99.1

CHC Helicopter Corporation T 604.276.7500 F 604.276.011 www.chc.ca
PRESS RELEASE

CHC to Release Third Quarter Results March 12

VANCOUVER, March 3, 2008/Marketwire - CHC Helicopter Corporation (“CHC”) (TSX: FLY.A and FLY.B; NYSE: FLI) will release its third quarter financial results for fiscal 2008 Wednesday March 12, 2008 after market close.

The CHC Helicopter Corporation Q3 Conference Call and Webcast will take place Thursday March 13, 2008 at 10:30 am EDT.

The financial results will be available through CHC's website at www.chc.ca. To listen to the conference call webcast and view the Q3 overview presentation please visit the “Investor Events” section of the CHC website at www.chc.ca/investor_events.php or click on the following link to listen to the audio portion only: http://events.onlinebroadcasting.com/chchelicopter/031308/index.php

To listen to the conference call by phone, dial 416-641-6126 for local and overseas calls, or toll-free 1-866-542-4236 for calls from within North America. To hear a replay of the conference call, visit www.chc.ca or dial 416-695-5800, or toll-free 1-800-408-3053 and enter pass code 3254350 followed by the number sign.

CHC is the world’s largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in more than 30 countries worldwide.

If you wish to be added to the Company's news distribution list, please visit http://www.chc.ca/investor_materialrequest.php.

For further information, contact:

Rick Davis,
Senior Vice-President and Chief Financial Officer
(604) 279-2471 or (778) 999-0314

Annette Cusworth,
Vice-President, Financial Services
(604) 279-2484 or (778) 999-1476

communications@chc.ca